UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012 [NO FEE REQUIRED]

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number: 001-10991

Valassis Employees’ Retirement Savings Plan

Valassis Communications, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	38-2760940
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

19975 Victor Parkway

Livonia, Michigan 48152

(address of principal executive offices)

Registrant’s Telephone Number: (734) 591-3000

Valassis Employees’ Retirement Savings Plan

Financial Statements
(and supplemental schedule)
Years Ended December 31, 2012 and 2011

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership, and the U.S. member of

BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Valassis Employees’ Retirement Savings Plan

Financial Statements

(and supplemental schedule)

Years Ended December 31, 2012 and 2011

Valassis Employees’ Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Valassis Employees’ Retirement Savings Plan

Livonia, MI

We have audited the accompanying statements of net assets available for benefits of the Valassis Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  BDO USA, LLP

Troy, Michigan

June 19, 2013

Financial Statements

Valassis Employees’ Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011
Assets
Investments, at fair value
Common collective funds	$179,970,819	$167,138,609
Mutual funds	178,289,679	156,370,346
Valassis stock fund	20,099,840	17,145,224
Self-directed brokerage account	23,078,831	21,649,166

Total Investments at Fair Value	401,439,169	362,303,345

Receivables
Notes receivable from participants	11,007,982	11,665,425
Employer contributions	4,231,874	6,595,576

Total Receivables	15,239,856	18,261,001

Insurance Contracts	35,511	34,086

Total Assets	416,714,536	380,598,432

Liabilities
Corrective distributions to employees	295,234	385,925

Net Assets Available for Benefits, at fair value	416,419,302	380,212,507

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,212,901	(149,823)

Net Assets Available for Benefits	417,632,203	380,062,684

See accompanying independent auditors’ report and notes to financial statements.

Valassis Employees’ Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2012	2011
Additions
Contributions
Participant	$19,440,230	$18,338,999
Employer	4,302,718	6,668,771

Total Contributions	23,742,948	25,007,770

Investment Income/(Loss)
Interest and dividends	5,160,706	4,279,077
Net realized and unrealized gains/(losses)
Employer common stock	5,503,935	(12,428,338)
Mutual funds	18,026,505	(10,205,690)
Brokerage account	2,053,445	(2,875,200)
Common collective funds	17,569,656	517,682

Total Investment Income/(Loss)	48,314,247	(20,712,469)

Other Income
Interest income - notes receivable from participants	385,079	428,803

Total Additions	72,442,274	4,724,104

Deductions
Benefit payments and other deductions	30,719,731	19,146,878
Hardship and other withdrawals	3,695,192	4,241,317
Administrative expenses	457,832	426,970

Total Deductions	34,872,755	23,815,165

Net Increase/(Decrease) in Net Assets Available for Benefits	37,569,519	(19,091,061)
Net Assets Transferred Out	—	(376,834)
Net Assets Available for Benefits, beginning of year	380,062,684	399,530,579

Net Assets Available for Benefits, end of year	417,632,203	380,062,684

See accompanying independent auditors’ report and notes to financial statements.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

1. Plan Description

The following brief description of the Valassis Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan established within the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

Employees of Valassis Communications, Inc. (“Valassis” or the “Company”) are eligible to become participants upon date of hire in the 401(k) portion of the Plan. Employees become eligible for the profit sharing portion of the Plan after they have completed the eligibility requirements which are one year of service and 1,000 hours of service. Collectively bargained employees are subject to the terms of their bargaining agreement. Once eligible for profit sharing, employees must work 1,000 hours in the Plan year in order to receive a profit sharing contribution for that year.

Contributions

Participants may contribute a self-determined portion, between 1 percent and 50 percent, of their compensation to the Plan, subject to tax deferral limitations established by the Internal Revenue Code. Participants may elect between pre-tax contributions or Roth 401(k) after-tax contributions. Collectively bargained employees are subject to their contract terms.

Effective January 1, 2008, the Plan allows for an employer match for union employees of 100 percent of the first 6 percent of salary annually. Employer matching contributions for the years ended December 31, 2012 and 2011 amounted to $71,046 and $73,282, respectively.

Effective January 1, 2011, employees are automatically enrolled in the Plan at a 3 percent pre-tax deferral rate. The pre-tax automatic deferral amount is increased one percentage point on an annual basis until participants reach a contribution rate of 10 percent of salary. Before employees are automatically enrolled or anytime thereafter, participants have the right to elect a different contribution percentage, a Roth 401(k) deferral or elect not to contribute at all.

The Company may also make a discretionary profit-sharing contribution based on the compensation of the participant. Employer profit-sharing contributions for the years ended December 31, 2012 and 2011 amounted to $4,361,874 and $6,745,576, respectively, with forfeiture monies of $131,678 and $150,000, respectively, being applied towards the Company’s expense.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions and plan earnings and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Participants elect to invest their account balance and contributions among various investment options provided by the Valassis Employees’ Retirement Savings Plan Retirement Plan Committee (the “Committee”), including an option to invest in the Company common stock.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Participant Loans

The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50 percent of the value of the participant’s account. This limit is imposed on the combined total of all loans from the Plan. Loan applications must be approved and are not available to highly compensated employees, officers, or stockholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a primary residence, in which case the Plan Administrator may extend the term up to 10 years. The loans are collateralized by the balance in the participant’s account. Interest rates are established at the prime rate, as determined by the Plan Administrator, as of the beginning of the month in which the loan originates.

Forfeitures

Voluntary employee contributions are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts may be used by the Company to offset future contributions and plan expenses. Vesting of employer contributions is described below. Forfeitures applied against employer contributions in 2012 and 2011 totaled $131,678 and $150,000, respectively. Forfeitures applied against plan expenses in 2012 and 2011 totaled $0 and $10,000, respectively. At December 31, 2012 and 2011, there were approximately $136,597 and $183,896, respectively, in forfeited nonvested accounts.

Hardship and Other Withdrawals

Participants may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, education or medical expenses, to prevent eviction or foreclosure on a participant’s principal residence, burial or funeral expense for a spouse, parent, child or tax dependent, or expenses for the repair of damage to a participant’s principal residence that would qualify for casualty deduction under Code Section 165. In addition, the Plan allows for in-service distributions, as defined by the Plan.

Benefit Payments

The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant’s account becomes payable to the participant or his or her beneficiary. All benefits are payable in a lump-sum amount or qualified joint and survivor annuity. Benefit payments to participants are recorded upon distribution.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Vesting

Employee contributions are vested 100 percent at the time they are made. Employer contributions are vested in accordance with the following schedule:

Years of Service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The ASU was effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 as of January 1, 2012 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Investment Valuation, Transactions and Income Recognition

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual Funds - These are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Funds (“CCF”) - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCF is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Units of a CCF may generally be purchased and redeemed daily on each business day the CCF is open, subject to acceptance by the trustee. Market timing or excessive and abusive trading are not permitted in the CCF. Units in the CCF are not transferable, are not subject to assignment or alienation by any plan participant, may not be pledged as collateral security for any debt of a plan or plan participant and may not be made subject to any claim of any creditor of any plan or plan participant. The Plan is permitted to redeem investment units at NAV on the measurement date. The CCF may participate in securities lending. The objective of the JPMCB SmartRetirement Funds is to seek high total return with a shift to current income and capital appreciation over time as the CCF approaches the target retirement date. To achieve this, the fund invests in a combination of equity, fixed income and short-term mutual funds. The objective of the JPMCB Equity Fund is to seek investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor’s 500 Composite Stock Price index.

Included in the CCF is a stable value fund that has investments in fully benefit-responsive investment contracts which are valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective fund is based on discounting the related cash flows of the underlying investment contracts based on current yields of similar instruments with comparable durations. The stable value fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However there is no assurance that this objective can be achieved.

The crediting rate is generally adjusted quarterly and is tied to the changing yields on the portfolio as well as the performance of the underlying investments. In addition, the rate at which return is credited to participant accounts (“crediting rate”) can change as the difference between market value and book value of the covered assets changes. As a result, the crediting rate will generally reflect, over time, movements in prevailing interest rates and the performance of the underlying investments. The average crediting rate was 1.7% and 2.2% for the years ended December 31, 2012 and 2011, respectively.

Valassis Communications, Inc. Common Stock - Valassis Communications, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Brokerage Accounts - The CISC Brokerage Option is made up of mutual funds, corporate common stocks interest bearing cash and various other investments. The investments are public investments valued using the NAV provided by the administrator of the fund or the closing values provided by the applicable stock exchange composite listings for any corporate stock. The NAV is a quoted price in an active market or regional exchange and classified within Level 1 and 2 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus accrued interest. The Plan classifies all participants with no payments received for a specified time period according to the Plan document as in default. Defaulted loans are deemed distributed and recorded as benefits paid to participants in the Statements of Changes in Net Assets Available for Benefits. During 2012 and 2011, $144,925 and $95,666 was recorded as deemed distributions, respectively.

Benefits Payment

Benefit payments are recorded when paid.

Administrative Expenses

Certain plan expenses are paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan provides for investment in the Company Stock Fund. At both December 31, 2012 and 2011, almost five percent of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company common stock is entirely dependent upon performance of the Company and the market valuation of such performance.

The Plan invests in various securities including mutual funds, common collective funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks and values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Party-In-Interest Transactions

Certain plan investments are shares of funds managed by JP Morgan Chase Bank. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

The Plan held $20,099,840 and $17,145,224 of the Company’s stock in the Valassis Stock Fund as of December 31, 2012 and 2011, respectively. Participants have loans from their participant accounts outstanding in the amount of $11,007,982 and $11,665,425 as of December 31, 2012 and 2011, respectively.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

4. Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31,	2012	2011
Investments, at fair value
JPM Equity Index - CF	$57,182,711	$48,535,224
JPMorgan Large Cap Growth - R6	37,077,555	—
Harbor International Fund	40,764,318	31,971,681
Federated Total Return Bond Fund	37,422,507	29,357,044
American Funds Growth Fund of America - R5	—	39,153,660
Valassis Stock Fund	—	17,145,224
Investments, at contract value
Morley Stable Value - 30-II	58,412,828	—
JPMorgan Stable Asset Income Fund	—	60,267,586

5. Fair Value Measurements

Accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The guidance describes three levels of inputs that may be used to measure fair value.

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity of the asset and liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2012 and 2011, respectively.

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Pension Trusts (Smart Retirement Funds)	$—	$65,588,181	$—	$65,588,181
Stable Value Fund	—	57,199,927	—	57,199,927
Equity Index Fund	—	57,182,711	—	57,182,711

Total Collective investment trusts	$—	$179,970,819	$—	$179,970,819

Mutual Funds
Large cap	$64,816,881	$—	$—	$64,816,881
International growth fund	40,764,318	—	—	40,764,318
Mid cap	15,172,765	—	—	15,172,765
Fixed Income fund	37,422,507	—	—	37,422,507
Small cap	20,113,208	—	—	20,113,208

Total Mutual Funds	178,289,679	—	—	178,289,679

Common Stock - VCI	20,099,840	—	—	20,099,840

Brokerage Accounts
Corporate stock - common	13,386,557	—	—	13,386,557
Preferred	16	—	—	16
Interest bearing cash	8,068,345	—	—	8,068,345
Registered investment companies	1,321,351	—	—	1,321,351
Other	—	302,562	—	302,562

Total Brokerage Accounts	22,776,269	302,562	—	23,078,831

Total Assets	221,165,788	180,273,381	—	401,439,169

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Stable Value Fund	$—	$60,417,409	$—	$60,417,409
Pension Trusts (Smart Retirement Funds)	—	58,185,976	—	58,185,976
Equity Index Fund	—	48,535,224	—	48,535,224

Total Collective investment trusts	$—	$ 167,138,609	$—	$167,138,609

Mutual Funds
Large cap	$62,295,226	$—	$—	$62,295,226
International growth fund	31,971,681	—	—	31,971,681
Mid cap	13,543,394	—	—	13,543,394
Fixed Income fund	29,357,044	—	—	29,357,044
Small cap	19,203,001	—	—	19,203,001

Total Mutual Funds	156,370,346	—	—	156,370,346

Common Stock - VCI	17,145,224	—	—	17,145,224

Brokerage Accounts
Corporate stock - common	12,741,826	—	—	12,741,826
Interest bearing cash	7,447,890	—	—	7,447,890
Registered investment companies	1,346,652	—	—	1,346,652
Other	—	112,798	—	112,798

Total Brokerage Accounts	21,536,368	112,798	—	21,649,166

Total Assets	195,051,938	167,251,407	—	362,303,345

6. Subsequent Events

On May 3, 2013, the Corporation amended the Plan to convert the Corporation Stock Fund into an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code effective as of that date.

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

7. Termination of the Plan

Although it has not expressed any intention to do so, the Company has the right, under the Plan to discontinue its contributions and to terminate the Plan under the provisions of ERISA. In the event the Plan is terminated, participants would become 100 percent vested in their accounts. Participants will be entitled to the amount credited to their accounts, plus a pro rata share of any unallocated funds or assets of the Plan.

8. Internal Revenue Service Status

The Plan received a determination letter dated May 11, 2010 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan’s prototype document has been amended since applying for the determination letter. The Plan administrator and legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Year ended December 31,	2012	2011
Net Assets Available for Benefits, per the financial statements	$417,632,203	$380,062,684
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,212,901)	149,823

Net Assets Available for Benefits, per the Form 5500	$416,419,302	$380,212,507

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to net income (loss) per the Form 5500:

Year ended December 31,	2012	2011
Net Increase/(Decrease) in Net Assets Available for Benefits, per the financial statements	$37,569,519	$(19,091,061)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2011 and 2010, respectively	(149,823)	592,823
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2012 and 2011, respectively	(1,212,901)	149,823

Net Income/(Loss), per the Form 5500	$36,206,795	$(18,348,415)

Supplemental Schedule

Valassis Employees’ Retirement Savings Plan

Schedule of Assets (Held at End of Year)

EIN: 38-2760940
Plan Number: 004

			(e)
(a) (b)	(c)	(d)	Current
Identity of Issue	Description of Investment	Cost	Value
JPMorgan	Large Cap Growth-R6*	a	$37,077,555
JPMorgan	US Equity Index – Inst*	a	13,824,087
JPMorgan	Equity Index Fund – CF*	a	57,182,711
JPMorgan	SmartRetirement 2010* - Common Collective Fund	a	3,003,899
JPMorgan	SmartRetirement 2015* - Common Collective Fund	a	4,095,482
JPMorgan	SmartRetirement 2020* - Common Collective Fund	a	10,175,416
JPMorgan	SmartRetirement 2025* - Common Collective Fund	a	12,075,125
JPMorgan	SmartRetirement 2030* - Common Collective Fund	a	14,251,416
JPMorgan	SmartRetirement 2035* - Common Collective Fund	a	7,111,279
JPMorgan	SmartRetirement 2040* - Common Collective Fund	a	7,656,545
JPMorgan	SmartRetirement 2045* - Common Collective Fund	a	3,646,828
JPMorgan	SmartRetirement 2050* - Common Collective Fund	a	2,251,090
JPMorgan	SmartRetirement Inc. Fund*	a	1,321,101
Union Bond & Trust Co.	Morley Stable Value - 30-II	a	57,199,927
Harbor	International - Mutual Fund	a	40,764,318
American Beacon	Large Cap Value - Mutual Fund	a	13,915,239
Invesco	American Value - Y	a	3,591,055
Artisan	Mid Cap Value - Mutual Fund	a	5,047,614
Oppenheimer	Main Street Small Cap - Mutual Fund	a	9,813,603
Victory	Small Company Opportunity - Mutual Fund	a	1,664,710
Federated	Total Return Bond Fund	a	37,422,507
Lord Abbett	Developing Growth - Inst	a	8,634,895
Goldman Sachs	Growth Opportunities - Inst	a	6,534,096
Valassis Communications	Company Stock*	a	20,095,654
JPMorgan	Cash in Stock*	a	4,186
CISC	Brokerage Fund	a	22,776,269
Insurance contracts	Policy Number 6568255	a	6,012
Insurance contracts	Policy Number 6404438	a	5,474
Insurance contracts	Policy Number 6568454	a	5,385
Insurance contracts	Policy Number 6060720	a	4,467
Insurance contracts	Policy Number 6400395	a	3,179
Insurance contracts	Policy Number 6567722	a	3,750
Insurance contracts	Policy Number 6568706	a	2,703
Insurance contracts	Policy Number 6567686	a	2,331
Insurance contracts	Policy Number 6404486	a	1,241
Insurance contracts	Policy Number 6229051	a	969
Various Limited Partnership	Alliancebernstein Hldg L P Unit Ltd Partnership	a	8,715
Various Limited Partnership	CVR Partners	a	12,620

Valassis Employees’ Retirement Savings Plan

Schedule of Assets (Held at End of Year)

EIN: 38-2760940
Plan Number: 004

			(e)
(a) (b)	(c)	(d)	Current
Identity of Issue	Description of Investment	Cost	Value
Various Limited Partnership	Energy Transfer Partners L P Unit Ltd Partnership Int	a	71,124
Various Limited Partnership	Inergy Midstream LP Unit Ltd Partnership Int	a	2,225
Various Limited Partnership	Kinder Morgan Energy Partners LP-Units LTD Partnership Int	a	30,156
Various Limited Partnership	Magellan Midstream Partners LP Unit Repstg Ltd Partner	a	8,638
Various Limited Partnership	Inergy L P Unit Ltd Partnership Int	a	90,041
Various Limited Partnership	Navios Maritime Partners L P Unit Ltd Partnership Int	a	30,700
Various Limited Partnership	Kinder Morgan Energy Partners L P	a	20,911
Various Limited Partnership	Terra Nitrogen Co L P Com Unit	a	27,432
Participants	Participant Loans (3.25% - 10.5% maturing through December 18, 2022)#*	—	11,007,982

Total			$412,482,662

*	A party-in-interest as defined by ERISA.

a  -  The cost of participant directed investments is not required to be disclosed.

#  -  Includes loans grandfathered in from merged plans

Valassis Employees’ Retirement Savings Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 19, 2013.

Valassis Communications, Inc.

Valassis Employees’ Retirement Savings Plan

By:	/s/ Robert L. Recchia
Robert L. Recchia, Chief Financial Officer and Plan Administrator